Exhibit 10.5a

CALERES, INC.

RESTRICTED STOCK UNIT AGREEMENT – Director

INCENTIVE AND STOCK COMPENSATION PLAN OF 2022

Caleres, Inc., a New York corporation (hereinafter referred to as the "Company"), grants to the participant (hereinafter referred to as the "Director") an award of Restricted Stock Units ("Award"), pursuant to the provisions of the Incentive and Stock Compensation Plan of 2022 (the “Plan”), and subject to the key terms set forth below and the attached General Terms and Conditions (as effective May 26, 2022).

Participant:_________

Award Grant Date: ________

Number of Restricted Stock Units: _____ subject to certain restrictions

Vesting Date: 100% of the Restricted Stock Units shall vest at 8:00 am CST on the date of the Company's next Annual Meeting of Shareholders.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf and the Director has signed this Agreement to evidence the Director's acceptance of the terms hereof, all as of the effective date written below.

CALERES, INC.

By:

Becky Helvey

Sr. Director, Total Rewards

Date: ________

Accepted:

Director

Date:

Caleres, Inc.

RESTRICTED STOCK UNIT AWARD - Director

General Terms and Conditions (as effective May 26, 2022)

Incentive and Stock Compensation Plan of 2022

1.Vesting; Fair Market Value, Restrictions. Each RSU entitles the Director to receive (1) share of the common stock of the Company ("Common Stock") as of the Settlement Date provided in Section 2. This award shall vest contingent upon the Director's continued service as a director of the Company until the date of the next Company Annual Meeting of Shareholders; and except as provided in Section 5, if the Director terminates service as a director with the Company prior to such annual meeting, the RSUs shall be forfeited, and no payment shall be made to the Director in respect of the RSUs.

For purposes of this Agreement, "Fair Market Value" as of a given date means the mean between the high and low selling prices on the New York Stock Exchange of the Company's Common Stock on such given date; provided that in the absence of actual sales on a given date, "Fair Market Value" means the mean between the high and low selling prices on the New York Stock Exchange of Common Stock on the last day preceding such given date on which a sale of the Common Stock occurred.

2.Settlement Date; Payment. The vested RSUs will be "settled" and shares of common stock issued ("Settlement Date") as of the earliest of the following dates: (a) the Director's service as a director terminates; (b) the date specified pursuant to a proper election in accordance with Section 4 of this Agreement; or (c) such other date as provided in Section 5. Payment for the RSUs shall be made as soon as administratively practicable after the Settlement Date, but in no event more than thirty (30) days thereafter (or up to ninety (90) days in the event of the Director's death). Neither the Director (nor the beneficiary in the event of the Director's death) shall be entitled to choose, directly or indirectly, the taxable year in which payment occurs.
3.Dividend Equivalent. From the Date of Award through the Settlement Date, Director shall be credited with additional RSUs equivalent to the dividends ("Dividend Equivalent") the Director would have received if the Director had been the owner of a number of shares of Common Stock equal to the number of RSUs credited to the Director on such dividend payment date. Any such Dividend Equivalent shall be converted into additional RSUs based on the Fair Market Value of Common Stock on the dividend payment date.
4.Settlement Date Election. In lieu of settling the RSUs as of the date of the Director's service as a director terminates, the Director may elect to have the RSUs settled as of a certain date (no earlier than two years following the Date of Award) by executing and returning the appropriate election form to the Company, which election form must be delivered to the Company prior to the end of the calendar year preceding the Date of Award (or if the Director has first been appointed as a director since the prior calendar year-end, such election form has been delivered to the Company within thirty (30) days of the Director's appointment as a director, in the manner and to the extent permitted by Section 409A of the Internal Revenue Code). Any election or non-election shall be irrevocable after the election is made. In no event, however, will RSUs be settled as of a date after the Director's termination of service as a director.

5.Death, Disability or Change In Control. Except as provided in the next sentence, notwithstanding the foregoing, in the event of the occurrence of a "change in control" (as defined in the Plan or the disability of the Director (as defined in the Plan) or death of the Director while serving as a director with the Company, all unvested RSUs shall immediately vest. In the event of the death of the Director, this Award will be paid to the Director's designated beneficiary (or, if no designated beneficiary is living on the date of the Director's death, the Director's estate).
6.Transferability. RSUs may not be sold, transferred, pledged or assigned. Any purported sale, transfer, pledge or assignment of a RSU shall be void.
7.Adjustment in Award. In the event of any change in the Common Stock by reason of exchanges of shares, stock splits, recapitalizations, mergers, consolidations, reorganization or combination (or stock dividends to the extent that the equivalents have not otherwise been made pursuant to Section 3), the Award shall be appropriately adjusted by the Board of Directors of the Company, as may be determined to be appropriate and equitable by the Board, in its sole discretion, to prevent dilution or enlargement of rights.
8.Board Administration; Amendment. This award has been made pursuant to a determination made by the Board of Directors of the Company, and such Board, subject to the express terms of this Agreement, shall have plenary authority to interpret any provision of this Agreement and to make any determinations necessary or advisable for the administration of this Agreement consistent with the terms hereof. This Agreement may be amended, in whole or in part, at any time by the Board of Directors; provided, however, that no amendment to this Agreement may adversely affect the Director's rights under this Agreement without the Director's written consent. Any amendment or termination of this Agreement shall comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as Amended.
9.Ownership Rights. Director has no voting or other ownership rights in the Company arising from the grant of the RSUs under this Agreement.
10.Applicable Law. The validity, construction, and effect of this Agreement and any rules and regulations relating to the Agreement shall be determined in accordance with the laws of the State of Missouri, without giving effect to the choice of law principles thereof.
11.Interpretation of Plan. This award is made under the Plan and is subject to all terms and conditions thereof. All provisions of this Agreement shall be interpreted in a manner so as to be consistent with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.